Filed Pursuant to Rule 433
Registration No. 333-224329

The Bank of N.T. Butterfield & Son Limited
$100,000,000
5.250% Fixed to Floating Rate Subordinated Notes due 2030

Term Sheet

Issuer:	The Bank of N.T. Butterfield & Son Limited (the “Bank”)

Security:	5.250% Fixed to Floating Rate Subordinated Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$100,000,000

Ratings:
A by KBRA
BBB by Standard & Poor's Financial Services LLC
A3 by Moody's Investors Service, Inc.
A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	June 4 , 2020

Settlement Date*:	June 11, 2020

Final Maturity Date (if not previously redeemed): Yield to Maturity:	June 15, 2030 5.250%

Coupon:
From and including the date of original issuance to, but excluding, June 15, 2025 or the date of earlier redemption (the "fixed rate period"), the Notes will bear interest at a fixed rate of 5.250% per annum.

From and including June 15, 2025 to, but excluding, the maturity date or the date of earlier redemption (the "floating rate period"), the Notes will bear interest at a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) plus a spread of 506 basis points. Notwithstanding the foregoing, if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Issue Price to Investors:	100% of the principal amount

Interest Payment Dates: Record Dates:
Interest on the Notes will be payable on June 15 and December 15 of each year through, but not including, June 15, 2025, and quarterly thereafter on March 15, June 15, September 15, and December 15 of each year to, but excluding, the maturity date or earlier redemption date. The first interest payment will be made on December 15, 2020.

The business day immediately preceding the applicable interest payment date (or, if the notes cease to be held in the form of one or more global securities, the 15th calendar day immediately preceding the applicable interest payment date).

Day Count Convention:	30/360 to but excluding June 15, 2025, and, thereafter, a 360-day year and the number of days actually elapsed.

Call Provision:
The Bank may, at its option, with the prior approval of the Bermuda Monetary Authority (the “BMA”), beginning with the interest payment date of June 15, 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Event Redemption:
The Bank may redeem the Notes, at its option, with the prior approval of the BMA, before June 15, 2025, in whole but not in part, if (i) a change or prospective change in the laws of the Relevant Taxing Jurisdiction occurs that, in the written opinion to the Bank of independent legal counsel, has resulted or will result in the Bank becoming obligated to pay additional amounts (as defined in the prospectus supplement under “Description of the Notes - Additional Amounts”) with respect to the Notes, (ii) a subsequent event occurs that presents more than an insubstantial risk that the Bank would not be entitled to treat the Notes as Tier 2 capital for regulatory capital purposes, or (iii) the Bank becomes required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest to, but excluding, the date of redemption.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Bank intends to use the net proceeds from this offering for general corporate purposes, which may include the repayment of a portion or all of its outstanding unsecured subordinated indebtedness.

Ranking:
The Notes are subordinated and:

 - will rank junior in right of payment and upon the Bank’s liquidation to all of the Bank’s existing and future Senior Indebtedness (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Notes” in the prospectus supplement), including its deposits;

- will rank junior in right of payment and upon the Bank’s liquidation to any of the Bank’s existing and all of the Bank’s future general creditors;

- will rank equal in right of payment and upon the Bank’s liquidation with all of the Bank’s outstanding unsecured subordinated indebtedness and any future subordinated indebtedness that the Bank may offer from time to time that does not, by its terms, rank junior to the Notes;

- will rank senior in right of payment and upon the Bank’s liquidation to any of the Bank’s indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes; and

- will be effectively subordinated to the Bank’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Bank’s subsidiaries, including liabilities to general creditors and liabilities arising during the ordinary course of business or otherwise.

CUSIP/ISIN:	064227 AC5 / US064227AC58

Sole Book-Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

Co-manager:	Barclays Capital Inc.

The Bank has filed a “shelf” Registration Statement on Form F-3 (File No. 333-224329) (including the base prospectus) and related preliminary prospectus supplement dated May 16, 2018 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, any related applicable preliminary prospectus supplement and any other documents that the Bank has filed with the SEC for more information about the Bank and the offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Keefe, Bruyette & Woods, Inc. at 1-800-966-1559.
* It is expected that delivery of the Notes will be made against payment thereof on or about June 11, 2020, which is the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two business days before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.